

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 19, 2009

Michael R. Rodriguez
Senior Vice President, Finance and Chief Financial Officer
Endocare, Inc.
201 Technology Drive
Irvine, California 92618

> **Re:   Endocare, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 23, 2009**
> **File No. 333-156921**

Ladies and Gentlemen:

   We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    Your disclosure indicates Galil shareholders owning approximately 97.5% of Galil's outstanding shares have entered into voting agreements to vote all shares of Galil in favor of the merger and that these parties executed irrevocable proxies on the date of the merger agreement to vote the shares in favor of the merger. Because of this, it appears that Galil stockholders have already made an investment decision with respect to the issuance if Endocare shares.  Please advise why you believe it is appropriate to register the issuance of such shares on this Form S-4 at this time.  Refer to Compliance and Disclosure Interpretation 239.13, available under the Securities Act Sections heading of the Compliance and Disclosure Interpretations section of our website.

Michael R. Rodriguez
Endocare Inc.
February 19, 2009
Page 2

Questions and Answers about the Special Meetings and the Transactions, page ii

What are the proposed transactions, page ii

2.      We note your reference to the "Escrow Shares" here and elsewhere in the
        registration statement, including under the heading Escrow Deposits on page 63.
        Please revise your disclosure to clearly describe the escrow shares including how
        the number of shares is determined, the term of the escrow fund, the purposes for
        which the escrow fund may be used, the terms under which the escrow shares
        may be distributed to the shareholders of Galil, who will determine whether an
        adjustment to the account should take place, and the amount of time the funds are
        anticipated to be in escrow.  Also tell us why you are attributing ownership of the
        escrow shares to the shareholders of Galil.

Summary, page 1

Stock Purchase Agreement…, page 4

3.      We note your description of the Stock Purchase Agreement here and on page 52.
        Please identify for investors, in your description of the agreement, each
        shareholder who is purchasing shares pursuant to such agreement and who is
        expected to be a beneficial owner of 5% or more of the outstanding shares of
        Endocare following each of the merger and the financing.  Also disclose how
        many shares each such shareholder has agreed to purchase under the terms of the
        Stock Purchase Agreement.

Agreements relating to the Merger, page 77

Galil Voting Agreements, page 77

4.      Identify the parties who entered into voting agreements and granted irrevocable
        proxies.  Please be sure to indicate the number of Galil stockholders who did not
        enter such arrangements and the number of shares held by these stockholders.

Pro Forma and Purchase Accounting Adjustments, page 84

5.      Please disclose the purchase price allocation and indicate how the total purchase
        price was allocated to the assets and liabilities acquired.  In addition, revise Note
        (A) to disclose how the fair values of each of the assets and liabilities were
        determined.

6.      Please disclose the nature of the adjustment of $379 in Note (C) and clarify how
        the amount was determined.

Galil's Management Discussion and Analysis

Impairment of Goodwill Expenses, page 156

7.      Please disclose the business and operational facts and circumstances leading to the reduction in Galil's fair value and the significant impairment of goodwill as of September 30, 2008. Your discussion should focus on the business reasons that estimates of future operating results and cash flows changed from those estimates developed at the time of the completion of the acquisition. Refer to the requirements of paragraph 47 of SFAS 142.

8.      In addition, disclose the significant assumptions and estimates used in your analysis to determine the goodwill impairment. Please tell us the extent that you relied on third party valuations in performing the analysis.

9.      In light of the significant impairment of goodwill and your recurring losses and cash flow deficits, please tell us how you concluded that there was no impairment of amortizing intangible assets. In that regard, disclose how you determined the fair value of the intangible assets, including the significant assumptions used in your valuation.

Financial Statements

General

10.     Please update the financial statements as required by Rule 3-12 of Regulation S-X.

11.     Please disclose the nature of the Escrow Shares and clarify the number of shares placed in escrow and the terms of this arrangement.

Endocare Financial Statements

Note 12. Government legal Proceedings, page FI-34

12.     We note the discussion in Note 12 that the criminal trial of your former officers was scheduled to begin September 30, 2008. Please revise your disclosure to update the status of this trial in your next amendment and indicate the impact that these matters are expected to have on your operations.

Galil Financial Statements

Report of Independent Registered Public Accounting Firm, page FII-1

13.     We reference the language in the third paragraph of the audit report on Galil's
        financial statements on page FII-1.  Please have the auditors tell us the
        consideration they gave to the need for a going concern explanatory paragraph in
        their report, as required by AU Section 341, considering the recurring losses,
        accumulated deficits and negative cash flows from operating activities each
        period.

Note 1:b. - General, page FII-9

14.     We reference your discussion in Note 1.b. that your ability to continue to operate
        is dependent upon additional financial support until profitability is achieved. In
        addition, we also note the disclosure, "should the Company not raise the financing
        needed substantial doubt about the Company's ability to continue as a going
        concern may raise."  Please disclose your estimate of the additional financial
        support that you will need over the next twelve months and the expected source of
        these funds. In addition, consider providing the disclosures required by FRC
        607.02 relating to you viable plan of operations.

Note 1:d. - General, page FII-9

15.     Please revise to clearly describe the sale of your equity interest in Oncura and the
        related acquisition of the Cryo business from Oncura. Your disclosure should
        include the following:

        •   Tell us how you concluded this was a single acquisition.

        •   Tell us the difference between the operations of the equity interest in Oncura and
            the Cryo business acquired and whether this transaction represents the acquisition
            of the remaining 75% of the operations of the equity investment.

        •   Disclose the purchase price and other specific terms of the sale to G.E. and related
            acquisition from Oncura.

        •   Disclose how you determined the loss from acquisition of additional 75% in the
            Cryo business and disposal of 25% holding in Oncura and the accounting
            literature you relied on in recording this loss.

- Clarify how the consideration of $20 million related to your sale of your equity interest and $46 million related to your acquisition of the Cryo business agrees to the table on page FII-10.

16. Please disclose how you determined the fair values of the identifiable assets acquired and liabilities assumed in the acquisition and provide any significant estimates and assumptions used in your valuation. Clarify why the carrying amount of the 25% interest in the Cryo business of $2.2 million is included in the purchase price allocation on page FII-10. In addition, tell us the extent that you relied on third party valuations in performing the analysis.

Note 2:f. – Investment in an affiliate, page FII-12

17. We note the significant losses and impairments of your equity investment recorded in fiscal 2005 and 2006. Please tell us how you have complied with the requirements of Rule 3-09 of Regulation S-X related to providing separate financial statements of your equity investment.

Note 9:a. – Royalty Commitments, page FII-21

18. Please disclose your accounting policy for the grants from the Office of the Chief Scientist.

Note 12: -  Income Taxes, page FII-29

19. Please disclose the expiration dates of your operating and tax loss carryforwards as required by paragraph 48 of SFAS 109.

Financial Statements Cryo Business, pages FII-34- FII-37

20. Since you were unable to provide complete financial statements tell us why the title "Statement of Operations" is appropriate. In addition, tell us why you only included the statement of operations for one year.

Exhibits

21. Please include updated accountants' consents with any amendments to the filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3397 if you have any other questions.

Sincerely,

Jay Ingram
Special Counsel

cc: Michelle A. Hodges (by facsimile)